Exhibit 21.1

Subsidiary List of CareCloud, Inc.

1.	MTBC Acquisition, Corp. (Delaware, US)

2.	CareCloud Health, Inc. (Delaware, US)

3.	CareCloud Practice Management, Corp. (Delaware, US)

4.	CareCloud Acquisition, Corp. (Delaware, US)

5.	Meridian Medical Management, Inc. (Delaware, US)

6.	medSR, Inc. (Delaware, US)

7.	MTBC Private Limited (Pakistan)

8.	MTBC Bagh Private Limited (Pakistan)

9.	RCM – MediGain India, Pvt. Ltd. (India)

10.	RCM – MediGain Colombo, Pvt. Ltd. (Sri Lanka)

11.	CareCloud ME Health Consultancy LLC (United Arab Emirates)